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                              November 12, 2020

       Peter Bell
       Chief Executive Officer, Chief Financial Officer and Director Epiphany Technology Acquisition Corp.
       533 Airport Blvd.
       Suite 400
       Burlingame, CA 94010

                                                        Re: Epiphany Technology
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
16, 2020
                                                            CIK No. 0001827248

       Dear Mr. Bell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed October 16, 2020

       Summary Financial Data, page 27

   1.                                                   Please revise to
include a separate    as-adjusted    column giving effect to the sale of units
                                                        in this offering and
the placement units, along with explanatory notes as appropriate.
       Principal Stockholders, page 113

   2.                                                   In footnote 1 to the
beneficial ownership table you disclose that two of your sponsor   s
                                                        three managing members,
Alex Vieux and Steven Fletcher, are indirectly principals of
                                                        Explorer Parent LLC.
Please disclose the third managing member of your sponsor, and explain the relation of
Explorer Parent LLC to Epiphany Technology Sponsor LLC and/or
 Peter Bell
Epiphany Technology Acquisition Corp.
November 12, 2020
Page 2
      the registrant. In this regard, we note a similar reference to Alex Vieux and Steven
      Fletcher being two of the three managing members of the sponsor, and being indirectly principals of Explorer Parent LLC, in other SPACs, including Carney Technology
      Acquisition Corp. II and E.Merge Technology Acquisition Corp. We also note Carney,
      E.Merge, and the registrant share the same address. Please clarify any relation between these entities and/or the sponsor of the registrant or Explorer Parent
LLC.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Brian McAllister,
Staff Accountant, at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter Bell
                                                   Division of Corporation
Finance
Comapany NameEpiphany Technology Acquisition Corp.
                                                   Office of Energy &
Transportation
November 12, 2020 Page 2
cc:       Lijia Sanchez
FirstName LastName